Exhibit 99.3

Press Release

Audrey Duval Derveloy appointed Global Head of Corporate Affairs, member of Sanofi’s Executive Committee

Paris, June 21 2024. Audrey Duval Derveloy, a seasoned healthcare industry leader and Sanofi France’s President, has been named Executive Vice President, Global Head of Corporate Affairs. Audrey will become a member of Sanofi’s Executive Committee, reporting into CEO Paul Hudson, and will be based in Paris. Her appointment is effective July 1, 2024.

In her new role, Audrey will be responsible for Sanofi’s stakeholder engagement globally, and oversee the company’s corporate social responsibility strategy, not-for-profit Global Health Unit and Sanofi’s philanthropic arm, Foundation S. Audrey retains her role as President, Sanofi France, and will continue supporting and coordinating Sanofi’s representation to its various external stakeholders in this country.

Paul Hudson

Chief Executive Officer, Sanofi

“ I am very pleased to have Audrey join our Executive Committee. Over the last two years, her leadership has been instrumental in advancing our company’s modernization in France. She has supported our strategic priorities and helped showcase Sanofi as a leading healthcare company in our home market. This recent experience, coupled with her business acumen and ability to inspire and motivate teams, paves the way for her to drive our global external engagement strategy and play a decisive part in our ambitions to become a science-driven company transforming the practice of medicine for patients across the world.”

Audrey joined Sanofi from Novartis to serve as President, Sanofi France, in September 2022. A physician by training, she started her career in public hospitals in Paris. She then worked as a Researcher at the Pasteur Research Center of Hong Kong University and later as a Scientific Expert at Salusmed, based in Hong Kong. She returned to France to join Pfizer, working in medical affairs in the areas of Endocrinology, Transplant and Rheumatology. Audrey later joined Novartis in France, where she progressively advanced to become Business Franchise Head for Ophthalmology and then, in 2020, Country President for the company’s operations in Ireland. Audrey holds a Medical Doctorate from the Paris Faculté de Médécine Cochin, and a Bachelor of Science in Medical Biology.

Audrey Duval Derveloy

Executive vice-president, Global Head of Corporate Affairs, Sanofi

“For the past two years, I have witnessed every day the unwavering commitment of our employees in France to serving patients around the world. Behind each of our successes, from the launch of Beyfortus against RSV, to the environmental transition of our industrial sites, to the mobilization of thousands of employees in support of our partnership with Paris 2024, we had the Corporate Affairs teams at our side. It is with the strength of these successes in mind that I take on these new responsibilities as we continue to modernize Sanofi and pursue our ambition to become an immunology powerhouse.”

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions. Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

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Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

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Investor Relations

Thomas Kudsk Larsen |+ 44 7545 513 693 | thomas.larsen@sanofi.com

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